Investment Office
P.O. Box 2749
Sacramento , CA 95812-2749
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3400; FAX (916) 795-2842

Date:

Contact Name:
Firm:
Address 1:
Address 2:

Dear Shareowner of Dollar Tree:

I am writing to you on behalf of the California Public Employees’ Retirement System (CalPERS). CalPERS is the largest public pension system in the U.S. with approximately $234.8 billion in assets. We manage retirement benefits and health insurance on behalf of nearly 1.5 million members.

CalPERS is a significant long-term shareowner of Dollar Tree Stores (“Dollar Tree”) owning approximately 936,200 shares. We are writing to call your attention to the Annual Meeting of Shareowners to be held on June 21, 2007 and an important proposal which urges the Board to remove the 66 2/3% supermajority vote requirements (to declassify the board, remove a director for cause or without cause and to approve a merger) in the company’s Third Restated Articles of Incorporation. CalPERS urges Dollar Tree shareowners to vote “FOR” Proposal 2.

POOR LONG-TERM STOCK PERFORMANCE & GOVERNANCE PRACTICES

CalPERS believes directors should be accountable to shareowners. Significant long-term total stock return underperformance and the existence of egregious corporate governance practices at Dollar Tree suggest an appropriate level of board accountability is lacking.

For example, Dollar Tree:

•	Has only generated a total stock return of 3.09% over the last 5 years while the company’s S&P Industry Peer Index has returned 95.42% and S&P 1500 Composite Index has returned 53.40%[1].
•	Employs supermajority voting requirements and a classified board structure.
•	Does not allow shareowners to call special meetings, act by written consent or cumulate votes.

IMPROVED GOVERNANCE PRACTICES LEAD TO IMPROVED FINANCIAL PERFORMANCE

As a long term shareowner, CalPERS is very concerned with the company’s accountability to its shareowners and its commitment to good corporate governance. We believe such accountability as evidenced by governance practices is closely related to financial performance.

•	Dollar Tree is a CalPERS Focus List company. As referenced in a Wilshire Associates study[2] of the “CalPERS Effect,” over the past 20 years our governance activism program has resulted in positive shareowner returns. For the first five years after the initiative date (being named to the Focus List), the average target company produced excess returns of 16.4% above their respective benchmark return on a cumulative basis, or 3.1% per year on an annualized basis.

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1As of 4/30/07
2 http://www.calpers-governance.org/alert/selection/wilshirerpt.pdf

•	Harvard Professor Lucian Bebchuk and associates published a study in September 2004[3] which found that companies with staggered boards, poison pills, supermajority voting requirements and golden parachutes deliver less shareholder value than those companies that do not have such measures in place. Dollar Tree currently employs each of the following value destroying anti-takeover measures: staggered board, supermajority requirements for mergers and charter amendments (articles) and does not have a policy in place to ensure shareowners have the right to approve any future pill.

YOU CAN HELP - VOTE FOR PROPOSAL #2

1.	Send a powerful message by publicizing your vote FOR proposal # 2 on Dollar Tree’s proxy card to further unite and encourage investors to both support - and benefit from - this campaign.

2.	Ensure every account, no matter how many or how few shares, is voted FOR this proposal.

3.	Do not be misled. If you are a large holder and find yourself under pressure from Dollar Tree management to vote against our proposal, ask yourself why defeating this initiative - which is intended to improve board accountability and shareowner value - is so important to them.

Please refer to the company’s proxy statement for more information. If you have any questions or need assistance in voting your shares, call Mellon Investor Services LLC, who is assisting us with this effort, at 201-680-5235.

Sincerely,

Christianna Wood
Senior Investment Officer, Global Equity

PLEASE NOTE:The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of one or more of the following forms of communication: mail, e-mail, and/or telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to the proxy voting agent in the envelope that was provided to you.

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3 Lucian Bebchuk, Alma Cohen & Allen Ferrell, “What Matters in Corporate Governance?” Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

California Public Employees’ Retirement System
Lincoln Plaza - 400 Q Street, Suite E4800- Sacramento , CA 95814